Exhibit 99.1

ZIM BOD Updates on Ongoing Strategic Review Process

HAIFA, Israel, November 25, 2025 -- ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) (“ZIM” or the “Company”) today provided an investor update.

ZIM’s Board of Directors is focused on delivering significant value to all the Company’s shareholders.

Following the receipt of a preliminary, non-binding proposal to acquire all the outstanding ordinary shares of the Company from Eli Glickman, the Company’s Chief Executive Officer and President, and Rami Ungar, ZIM’s Board of Directors promptly commenced a strategic review of alternatives. In connection with this review, the ZIM Board of Directors engaged Evercore as its financial advisor and Meitar Law Offices and Skadden, Arps, Slate, Meagher & Flom LLP as its legal counsel.

The review, which has been ongoing for the past several months, includes consideration of potential value creation alternatives, including a sale of the Company and capital allocation and return opportunities, with the goal of maximizing shareholder value. In connection with this review, the ZIM Board of Directors has received indications of interest from multiple parties, including strategic interest, which it is evaluating carefully.

There is no assurance that any transaction will occur as a result of this review of alternatives and the ZIM Board of Directors does not expect to provide updates regarding this review until an agreement is reached or the review is otherwise completed.

ZIM’s Board of Directors has recently added two new highly regarded independent directors – Yair Avidan and Dr. Yoram Turbowicz – who supplement the Board’s substantial financial and transactional expertise as it continues to evaluate value-maximizing alternatives.

About ZIM

Founded in Israel in 1945, ZIM (NYSE: ZIM) is a leading global container liner shipping company with established operations in more than 90 countries serving approximately 33,000 customers in over 300 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers with innovative seaborne transportation and logistics services and exceptional customer experience. ZIM’s differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

Forward-Looking Statements

This press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “proposed,” potential” or “continue,” the negative of these terms and other comparable terminology. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including under the caption “Risk Factors” in its 2024 Annual Report filed with the SEC on March 12, 2025. Neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

Investor Relations:

Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Media:

Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
media@zim.com